                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                             DIGITAL LIGHTWAVE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   253855 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Robert E. Freitas, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                 1020 Marsh Road
                              Menlo Park, CA 94025

--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                December 8, 1999
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS                          Dr. Bryan J. Zwan

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                 PF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                   United States

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                    19,029,250

                               (Subject to the Memorandum of Understanding described in Item 4(d). 1,000,000 of which shares are subject to a Forward Sale Agreement and Pledge Agreement. See Item 4(a). 2,000,000 of which shares are subject to a legal dispute. See Item 6. )

                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER                19,029,250

                               (1,000,000 of which shares are subject to a Forward Sale Agreement and Pledge Agreement. See
                               Item 4(a). 2,000,000 of which shares are subject to a legal dispute. See Item 6.)

                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          19,029,250

          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  70.4%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                        IN

          ---------------------------------------------------------------------

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS             ZG Nevada Limited Partnership

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                  OO

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                         Nevada

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                    15,000,000

                               (Subject to the Memorandum of Understanding described in Item 4(d).)

                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER                           0

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER               15,000,000

                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER                      0

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          15,000,000

          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  55.5%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                         PN

          ---------------------------------------------------------------------

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS                             ZG Nevada Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                    00

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                         Nevada

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                    15,000,000

                               (Subject to the Memorandum of Understanding described in Item 4(d).)

                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER                           0

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER               15,000,000

                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER                      0

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          15,000,000

          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  55.5%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                           CO

          ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------

This Schedule 13D relates to the Common Stock, $.0001 par value per share ("Common Stock") of Digital Lightwave, Inc (the "Issuer"). The principal executive offices of the Issuer are located at 15550 Lightwave Drive, Clearwater, Florida, 33760.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         (A, B, C AND F) This Statement is being filed by (i) Dr. Bryan J. Zwan,
(ii) ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada ("ZG Partnership") and (iii) ZG Nevada, Inc. a Nevada corporation ("ZG Inc."). ZG Inc. is the sole general partner of ZG Partnership and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder and executive officer of ZG Inc. Dr. Zwan and Monte L. Miller are the directors of ZG Inc.

         Dr. Zwan's address is c/o Orrick, Herrington & Sutcliffe LLP, 1020 Marsh Road, Menlo Park, California 94025, Attn: Robert E. Freitas, Esq. Dr. Zwan's principal occupation is corporate director and investor. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109. Mr. Miller is the President of Nevada Holding Services, Inc., a corporte service provider. Mr. Miller's address is Suite 850, 101 Convention Drive, Las Vegas, Nevada 89109. Mr. Miller is a United States citizen.

         (D AND E) During the last five years, none of Dr. Zwan, ZG Partnership, ZG Inc. nor Mr. Miller has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Dr. Zwan is the founder of the Issuer. Dr. Zwan purchased 20,000,000 shares of the Common Stock for an aggregate of $523,000 prior to February 5, 1997, the date on which the Issuer became subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1933, as amended. Dr. Zwan purchased the shares with personal funds. Dr. Zwan has from time to time transferred shares to ZG Partnership and ZG Partnership has transferred shares to Dr Zwan for tax and estate planning reasons. Each transfer from Dr. Zwan to ZG Partnership was a partnership capital contribution by Dr. Zwan. Each transfer from ZG Partnership to Dr. Zwan was a partnership distribution. See
Item 5(c).

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         Dr. Zwan is the founder of the Issuer. Dr. Zwan purchased the shares of Common Stock for investment purposes and in order to fund the Issuer's working capital requirements at the time of such purchases. Dr. Zwan has from time to time transferred shares to ZG Partnership and ZG Partnership has transferred shares to Dr. Zwan for tax and estate planning reasons.

         (a) On December 8, 1999, Dr. Zwan entered into a forward sale agreement (the "AGREEMENT") relating to up to 1,000,000 shares (the "BASE AMOUNT") of Common Stock. The Agreement provides that Dr. Zwan will deliver on December 8, 2004 (the "MATURITY DATE") a number of shares of Common Stock (or, at the option of Dr. Zwan, the cash equivalent of such shares) equal to the product of (1) the Base Amount and (2) the Exchange Rate, which will be determined as follows:

                  (i) If the average closing price (the "MATURITY PRICE") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $31.5505 (the "ISSUE PRICE"), the Exchange Rate will be one;

                  (ii) If the Maturity Price is greater than the Issue Price but less than $37.8606 (the "THRESHOLD PRICE"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (iii) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         Pursuant to the Agreement, Dr. Zwan received a purchase price of $23,790,580. In connection with the Agreement, Dr. Zwan entered into the SAILS Pledge Agreement (the "Pledge Agreement") dated December 8, 1999 among Dr. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 1,000,000 shares of the Common Stock beneficially owned by Dr. Zwan are subject to the Pledge Agreement. See Item 7 below.

         Dr. Zwan plans to transfer 991,750 shares of Common Stock held individually to ZG Partnership as a partnership capital contribution prior to December 31, 1999 for tax reasons.

         Dr. Zwan plans to transfer 37,500 shares of Common Stock held individually to the Bryan J. and Jane B. Zwan Foundation, Inc. prior to December 31, 1999 as a charitable contribution.

         Except as noted above with respect to the shares of Common Stock, none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (See Item 6);

         (b) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) On October 14, 1999, the Issuer and Dr. Zwan, the Issuer's majority stockholder and a director, entered into a Memorandum of Understanding pursuant to which the parties agreed, among other things, that (i) the size of the board of directors will be increased from four to five members, (ii) two new outside directors will be appointed to the board of directors upon the approval of Dr. Zwan and a majority of the current board of directors, (iii) Mr. William Seifert, a current outside director, will step down, (iv) Dr. Zwan shall vote his shares of Common Stock at the Issuer's annual meeting in the year 2000 in favor of the election of Messrs. Hamilton, Chastelet and Zwan and the new directors if appointed prior to the year 2000 meeting, and (v) the Issuer will enter into agreements containing provisions with respect to change of control, severance and non-compete with current senior management.

         Except as noted above in this subsection (d), none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

         (f) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any material change in the Issuer's business or corporate structure;

         (g) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended;

         (j) Except as set forth above, none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to any action similar to any of those enumerated above.

         To the knowledge of Dr. Zwan, ZG Partnership and ZG Inc., Mr. Miller has no plans or proposals relating to any of the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

         (a) Dr. Zwan may be deemed to be the beneficial owner of 19,029,250 shares (including the 1,000,000 shares of Common Stock subject to the Agreement described in Item 4 (a) above and 2,000,000 shares of Common Stock subject to a legal dispute described in Item 6 below) or 70.4% of the outstanding shares of Common Stock (based on the Issuer's Form 10-Q for the quarter ended September 30, 1999). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 15,000,000 shares or 55.5% of the outstanding shares of Common Stock of the Issuer.

         To the knowledge of Dr. Zwan, ZG Inc. and ZG Partnership, Mr. Miller does not beneficially own any securities of the Issuer.

         (b) Number of shares as to which such Reporting Person has:

                  (i)      Sole power to vote or direct the vote:

                           Dr. Zwan has sole power to vote or direct the vote of 19,029,250 shares of Common Stock. (Subject to the Memorandum of Understanding. See Item 4(d) above. In addition, 1,000,000 of such shares are subject to the Agreement and the Pledge Agreement described in Item 4(a) above and 2,000,000 of such shares are subject to a legal dispute described in Item 6 below). Each of ZG Partnership and ZG Inc. have sole power to vote or direct the vote of 15,000,000 shares of Common Stock. (Subject to the Memorandum of Understanding. See Item 4(d) above.)

                  (ii)     Shared power to vote or direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of:

                           Dr. Zwan has the sole power to dispose or to direct the disposition of 19,029,250 shares of Common Stock (1,000,000 of such shares are subject to the Agreement and the Pledge Agreement described in Item 4(a) above and 2,000,000 of such shares are subject to a legal dispute described in Item 6 below). Each of ZG Partners and ZG Inc. have sole power to dispose or direct the disposition of 15,000,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of:

         (c)      Transactions not previously reported on Schedule 13D:

         On December 27, 1997, Dr. Zwan transferred 20,000,000 shares of Common Stock to ZG Partnership, as a partnership capital contribution.

         On January 9, 1998, ZG Partnership transferred 20,000,000 shares of Common Stock to Dr. Zwan, as a partnership distribution.

         On December 28, 1998, Dr. Zwan transferred 17,400,000 shares of Common Stock to ZG Partnership, as a partnership capital contribution.

         On March 3, 1999, ZG Partnership transferred 2,400,000 shares of Common Stock to Dr. Zwan, as a partnership distribution.

         Pursuant to Rule 144 of the Securities Act of 1933, as amended, Dr. Zwan made the following sales in the open market:

      |-------------------|--------------------------|------------------|
      | Transaction Date  |  Securities Disposed of  |  Price per Share |
      |-------------------|--------------------------|------------------|
      |     7/20/99       |           23,200         |       $8.60      |
      |-------------------|--------------------------|------------------|
      |     7/21/99       |           30,000         |       $8.28      |
      |-------------------|--------------------------|------------------|
      |     7/22/99       |            8,250         |       $8.16      |
      |-------------------|--------------------------|------------------|
      |     7/27/99       |            8,900         |       $6.77      |
      |-------------------|--------------------------|------------------|
      |     7/29/99       |          150,000         |       $5.56      |
      |-------------------|--------------------------|------------------|
      |     7/29/99       |          750,400         |       $5.50      |
      |-------------------|--------------------------|------------------|

         As described in Item 4(a), on December 8, 1999, Dr. Zwan entered into the Agreement and the Pledge Agreement.

         (d) Except as described in Item 4(a) and in this Item 5, no other person is known to Dr. Zwan, ZG Partnership or ZG Inc. to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Dr. Zwan, ZG Partnership or ZG Inc.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
         ----------------------------------------------------------------------
         SECURITIES OF THE ISSUER.
         -------------------------

Forward Sale Agreement

         On December 8, 1999, Dr. Zwan entered into the Agreement relating to up to 1,000,000 shares of Common Stock, as described in Item 4(a) above.

Pledge Agreement

         On December 8, 1999, Dr. Zwan entered into the Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by Dr. Zwan of his obligations under the Agreement. Up to 1,000,000 shares of the Common Stock beneficially owned by Dr. Zwan are subject to the Pledge Agreement. See Item 7 below.

Legal Dispute

         Up to 2,000,000 shares of Common Stock beneficially owned by Dr. Zwan are subject to a legal dispute between Dr. Zwan and H. Brian Haney and HBH Assets, Ltd. over the validity of an option which if valid could entitle HBH Assets, Ltd., as assignee, to purchase such shares upon exercise of the option during the option term.

         Dr. Zwan believes that the disputed option is invalid and believes that Mr. Haney's and HBH Assets' claims are without merit. Dr. Zwan has defended, and intends to continue to vigorously defend, against the claims in the legal dispute. However, in the event H. Brian Haney and HBH Assets, Ltd. prevailed on their claims in the legal dispute and if the court made an order for specific performance of the disputed option, HBH Assets, Ltd., as assignee, could exercise the option for some or all of such 2,000,000 shares of Common Stock.

Memorandum of Understanding

         See Item 4(d) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         The following documents are filed as exhibits hereto:

         1. Joint Filing Agreement between Bryan J. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc.

         2. SAILS Mandatorily Exchangeable Securities Contract, dated as of December 8, 1999, among Bryan J. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation.

         3. SAILS Pledge Agreement dated December 8, 1999 among Bryan J. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation.

         4. Memorandum of Understanding dated October 14, 1999 by and between Digital Lightwave, Inc. and Bryan J. Zwan.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Dated:  December 20, 1999               BRYAN J. ZWAN.


                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan




Dated:  December 20, 1999               ZG NEVADA LIMITED PARTNERSHIP

                                        By:    ZG Nevada, Inc., as
                                                 General Partner

                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan
                                               Title: President




Dated:  December 20, 1999               ZG  NEVADA, INC.

                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan
                                               Title: President

                                  EXHIBIT INDEX
                                 ---------------
                                                                    Exhibit
                                                                  Sequentially
                                                                  Numbered Page
                                                                 ---------------
1.       Joint Filing Agreement between Bryan J. Zwan, ZG
         Nevada Limited Partnership and ZG Nevada, Inc.

2. SAILS Mandatorily Exchangeable Securities Contract, dated as of December 8, 1999, among Bryan J. Zwan,
         CSFB SAILS Corp. and Credit Suisse First Boston
         Corporation.

3. SAILS Pledge Agreement dated as of December 8, 1999, among Bryan J. Zwan, CSFB SAILS Corp. and Credit
         Suisse First Boston Corporation.

4. Memorandum of Understanding dated October 14, 1999 by and between Digital Lightwave, Inc. and Bryan J.
         Zwan.